FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

NBG Group Q1 10 results

•                  Group net profit for first quarter 2010: €21 million.

•                  Q1 profit before provisions: €465 million (-30% quarter-on-quarter).

•                  Greece: losses of €133 million compared with profits of €176 million in Q1 09.

•                  Trading losses of €154 million in Greece compared with €72 million gains in Q1 09 and an extraordinary tax bill in the quarter of €93 million.

•                  Core income in Greece remains at the high level of €755 million (+6% yoy).

•                  Finansbank: net profit for Q1 10 totalled €122 million (+32% qoq).

•                  SE Europe: net profit for Q1 10 totalled €32 million (+76% qoq).

•                  Net interest income remains steady at €1,035 million, and the net interest margin at 4.01%

•                  Group loan-to-deposit ratio: 98%; Greece: 86%.

•                  Provisioning coverage ratio: 63%, after increased provisions (€314 million, +34% yoy).

•                  Strong capital adequacy ratio (Tier I) at 11.1%.

The results for the first quarter of what is proving to be an exceptionally difficult year for the Greek economy and financial system confirm that the NBG Group is a strong force that is sustaining its growth while playing a decisive role in the country’s efforts to overcome the current crisis.

The EU/IMF support programme provides an anchor to the Greek economy, outlining the exit strategy from the crisis. Strict and successful implementation of the measures contained in the support programme will lead to a gradual restoration of confidence, returning the economy to growth. The results of our efforts to achieve this goal will become evident over the course of the coming months.

Within this environment of widespread uncertainty, the NBG Group has managed to sustain its capital base at levels that rank it among the top European banks (Tier I: 11.1%). Its liquidity is being enhanced further through the creation of reserve buffers from the Group’s available assets.

NBG’s earnings before interest and taxes (and excluding trading income and extraordinary tax charges) remains robust, strengthened by the contribution of higher profits in Turkey and SE Europe, which totalled €154 million in the first quarter of the year.

The challenge for the rest of the year is to focus on managing the quality of our loan book in Greece, while remaining committed to supporting viable businesses and households throughout the crisis. Likewise, it is important that costs be managed effectively, as they need to be adjusted to the current state of play.

The pressure exerted on the Group’s revenue in Greece is balanced by the diversification of our business activities in the wider region, vindicating our strategic decisions of the past decade.

Athens, 26 May 2010

Apostolos Tamvakakis

Chief Executive Officer

National Bank of Greece	NBG Group Q1 10 results

Group net profit for the first quarter of 2010 stood at €21 million, burdened by extraordinary tax charges, mark-to-market valuation in the trading portfolio of Greek sovereign bonds, and continued high provisions for NPLs. Specifically, an extraordinary tax charge on 2009 profits plus backdated taxation of income from bonds burdened Q1 results with an extra €93 million in taxes, raising the total tax bill to €112 million for the first quarter.

In this period of extreme turbulence, NBG succeeded in making positive profits and, above all, maintaining strong liquidity and robust capital adequacy, shielding its balance sheet with higher provisions, which increased by €314 million compared with €235 million in Q1 2009.

Despite the losses incurred from the fall in the prices of Greek sovereign bonds, profit before tax and provisions stood at €465 million, down 30% year-on-year, but substantially higher than the previous quarter (+74%). Sustained profitability from banking business in Greece and the geographical diversification of the Group’s income sources underscore the stability of the Group’s business model even in periods of crisis. Specifically:

•                  Group income deriving from banking business (excluding trading income) increased marginally, by 1% in the quarter, mainly because interest income was unchanged at the previous quarter’s level (+10% yoy).

•                  Net interest margin remained above 4%, despite competitive pressure on the pricing of deposits.

•                  Operating expenses grew by 7% yoy, but declined relative to the 2009 average by 3%, reflecting the fact that in recent quarters operating expenses have been kept firmly under control.

The Group’s performance by business activity was as follows:

•                  The Greek business experienced a loss amounting to €133 million, reflecting an extraordinary tax charge for 2009 and the backdated taxation of income from bonds in 2009 — together amounting to €93 million — as well as mark-to-market valuation losses of €154 million in the bond trading portfolio (compared with earnings of €72 million in Q1 09), and continued increases in provisions for NPLs, to €219 million (compared with €143 million in Q1 09).

Nevertheless, core income (before tax, provisions and trading income) grew by 5% qoq, reflecting the resilience of the Bank’s continuing sources of profitability in the face of the sharp slowdown in economic activity.

•                  Continuing their positive trajectory, the net profits of Finansbank in Q1 10 amounted to €122 million (TRY254 million), up 18% yoy and 32% qoq. It is notable that Finansbank has outperformed all its previous quarterly results, indicating that our Turkish affiliate has not only pulled through the crisis unscathed, but is on a steady rising trend.

•                  The net profit of our SE European units amounted to €32 million, bringing their profitability back to Q1 09 levels, despite increased provisions, which amounted to €49 million (+69% yoy). Profit in the quarter before tax and provisions stood at €84 million, up 27% yoy. Despite the high provisioning levels and the general fallout from the crisis, the Group continues to post positive profits in every SE European country where it operates.

Loan book quality

The performance described above was achieved within an adverse environment that continues to impact negatively the banking sector, particularly in Greece, burdening loan book quality. The ratio of NPLs to total loans stood at 6% at the end of Q1 10, while loans in arrears amounted to 7.1% of the total loan book. It is notable that in Turkey, the increase in NPLs has decelerated sharply.

The Group made provisions of €314 million in Q1 10 compared with €235 million (+34%) in Q1 09. Accordingly, accumulated provisions are now close to €2.8 billion, i.e. 3.8% of the Group’s aggregate lending. The NPL coverage ratio is 63%, before, of course, taking into consideration the various forms of associated collateral.

Loan book growth despite the recession and marginal decline in deposit base in Greece

Net loan growth in Greece amounted to €3.3 billion, up 7.0% yoy, underscoring the Bank’s commitment to supporting businesses and households, particularly during these extremely stressed times for the Greek economy. Relative to the end of 2009, and in spite of the slowing economy and concomitant decline in demand for loan products, the Bank has leveraged its strong liquidity to refinance its existing loan book and increase it further to €51.0 billion.

Mortgage lending and lending to SMEs, two of the most sensitive areas of the Greek economy, are key components in the effort to strengthen financing. Specifically:

•                  Mortgage lending posted growth of +8% yoy and +1% qoq in Q1 10 to €20.8 billion.

•                  Disbursements of new mortgages in Q1 10 amounted to €546 million, and accounting for 28% of total market disbursements, boosting NBG’s market share in outstandings to 25.2%.

•                  Lending to SMEs posted impressive growth of 12% yoy, with outstandings totalling €5 billion at the end of Q1.

•                  Consumer loans (including credit cards) grew by 8% yoy, despite the weak market for consumer loans in Greece.

•                  Last, NBG’s lending to large and medium-sized enterprises expanded by 4% yoy, growing at a rate of 9% on an annualized basis, to €17.9 billion.

Deposits in Greece declined by 2% in Q1. This development reflects a contraction in sight and time deposits, while there has been growth in savings deposits, which comprise the main pool of funding for the Bank’s activities (+12% yoy, +1% qoq). This performance in the Greek deposit market has enabled the Bank to enhance its market share of savings deposits by a further percentage point in the quarter to 33%.

The Bank continues to possess substantial assets eligible as collateral for future issues of covered bonds, which provides the Group further flexibility in raising liquidity at a particularly competitive cost. The combination of available collateral and low gearing (the loan-to-deposit ratio in Greece is 86%) is a key competitive advantage for the Bank at the present juncture when Greek banks are hard pushed to access international money markets.

Strengthening our customer relationships in Greece

Fully conscious of its responsibility to its domestic customers and the need for transparency, in early 2010 NBG eliminated some upfront charges on services in line with best international practices and introduced products allowing the elongation of payments to mass retail customers.

In its ongoing drive to enhance its relations with customers, the Bank has also launched its own in-house Customer Ombudsman that will seek to achieve amicable settlement of disputes between the Bank and customers. This move demonstrates the value that the Bank attaches to forging a spirit of mutual trust with its customers.

Finansbank: Affirming its growth trajectory

In Q1 10, the net profit of Finansbank grew by +18% yoy, and 32% qoq, to €122 million (TRY 254 million).

The recovery of the Turkish economy engenders expectations for a further acceleration in the growth of Finansbank’s activities and results. Specifically:

•                  Net interest income grew by +13% yoy to €252 million (TRY 526 million). This performance is substantially better than the average quarterly performance of 2009 (€236 million).

•                  Finansbank’s cost containment measures succeeded in keeping growth in operating expenses in line with inflation (10%), in contrast with Q1 09. The efficiency (cost/income) ratio stood at 42%, a level that ranks the bank among the most efficient internationally.

In Q1 2010, Finansbank’s total lending amounted to TRY 26.6 billion (€13 billion), up +14% yoy, posting growth of around 22% in Q1 10 on an annualized basis, surpassing our expectations. This performance underscores the positive course of the neighbouring Turkish economy as well as the growth outlook for our subsidiary.

Retail lending continues to be the key driver behind Finansbank’s growth dynamic, increasing at an impressive rate (+27% since March 2009), close to 18% on an annualized basis. At end-March 2010, total retail lending amounted to TRY 13.3 billion (€6.5 billion). Mortgage lending and consumer credit posted particularly strong performances:

•                  Finansbank’s mortgage lending amounted to TRY 5.2 billion (€2.5 billion) compared with TRY 4.4 billion in Q1 09. Its market share of mortgage lending in Turkey amounted to 10.6%, compared with 10.2% at end-March 2009.

•                  Consumer credit amounted to TRY 3.1 billion (€1.5 billion) compared with TRY 2.2 billion in Q1 09. Finansbank’s market share of consumer credit rose to 5% from 3.5% at end-March 2009.

•                  Credit card outstandings amounted to TRY 5.1 billion (€2.5 billion) compared with TRY 4 billion at end-March 2009. Accordingly, Finansbank’s share of the credit card market at end-March 2010 stood at 12.1% compared with 11.1% at the end of March 2009.

In Q1 10, Finansbank’s business lending totalled TRY 13.2 billion (€6.5 billion), growing by more than 12% on an annualized basis, reflecting the improved business climate.

NPLs represented 5.7% of the total loan book, the same level as at the end of the previous quarter, reflecting both the recovery of the Turkish economy and the drastic deceleration in the rate of new defaults. Similarly, improved collections activity (in combination with the decline in NPL creations) led to a 43% qoq drop in the level of provisions.

Finansbank continues to pursue its strategic priority to broaden its deposit base. As a result, it posted strong performance in deposits, which grew by 12% on an annual basis. Deposits in local currency presented particularly strong growth of 34% y-o-y and 6% q-o-q in Q1 10. This growth in the deposit base led the bank’s loan-to-deposit ratio to 120%. This development serves to confirm our expectations and underscores the potential of Finansbank in the local deposit market.

SE Europe: Solid core profitability

Net profit from operations in SE Europe amounted to €32 million in Q1 10 compared with €33 million a year earlier, burdened by high provisions, which totalled €49 million. Profit before provisions totalled €84 million compared with €66 million in Q1 09 and €71 million in the previous quarter. Despite the high provisioning levels, all the Group’s SE European subsidiaries remained profitable, as sustained core income (at the same levels as in the previous year) managed to absorb the higher provisioning levels.

Operating expenses in SE Europe declined by -2% yoy and -12% qoq, as a result of persistent and sustained cost-cutting measures, leaving the cost/income ratio at a record low of 43% compared with 49% for full year 2009.

Total lending in SE Europe remained at €7.9 billion, the same level as at the end of 2009, reflecting the stabilization of the economies of the region.

Total deposits amounted to €4.7 billion, up +11% yoy. This is a particularly encouraging development, as the Group is broadening its funding sources and has thus improved its SE Europe loan-to-deposit ratio by 28 percentage points within one year. This exceptional performance serves to confirm our projections that in the medium term our subsidiaries in the region should become broadly self-financing.

The quality of the loan book in SE Europe reflects the general market environment, and particularly that of Bulgaria, with loans in arrears in the region representing 7.3% of the total loan book compared with 5.8% at the end of 2009.

Strong capital base

Total Group shareholders’ equity at end-Q1 10 stood at €8.4 billion, unchanged on the close of the previous year. Despite the losses in Greece due to the reasons outlined earlier and the sharp fall in the price of Greek government bonds, the Group’s net equity remains unaffected thanks to the broad dispersion of its business activities.

The Tier I capital adequacy ratio stands at 11.1%, thereby ranking NBG among the strongest European banks in terms of capital adequacy. The Core Tier I ratio, which excludes hybrid capital, the Hellenic Republic preference shares and minority rights, is calculated to be 9.3%, also ranking NBG Group among the best banks in terms of both the absolute size and structural quality of its capital.

Appendix — Key figures

€ millions	March 2010	March 2009	Δ

P&L items
Attributable Profit	21	317	-93%
Greece	-133	176	—
Turkey	122	103	+18%
SE Europe & Cyprus	32	37	-13%

Balance Sheet items
Total Assets	117 537	107 349	+9%
Loans	73 131	67 551	+8%
Deposits	70 538	68 994	+2%
Shareholder’s Equity	8 356	6 154	+36%

Ratios
Tier I Capital Ratio	11.1%	10.4%	+70 bps
Loans : Deposits	98%	95%	+2pps
Net Interest Margin (bps)	401	410	-9bps
Cost : Income	57%	46%	+11pps

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date : May 26, 2010

Chief Executive Officer